

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Dian Wang
Chief Executive Officer
Hywin Holdings Ltd.
F3, Hywin Financial Centre
8 Yincheng Mid. Road
Pudong New District, Shanghai City
People's Republic of China

>   **Re: Hywin Holdings Ltd.**
>   **Registration Statement on Form F-1**
>   **Filed January 26, 2021**
>   **File No. 333-253591**

Dear Ms. Wang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Description of American Depositary Shares, page 160

1.   We note that Section 164 of your amended and restated memorandum and articles of association includes a fee shifting provision. Please disclose the following information about the provision in your registration statement:
   *   the types of actions subject to this provision, including whether your intend to apply the provision to claims under the federal securities laws;
   *   the level of recovery required by the plaintiff to avoid payment; and
   *   who is subject to the provision (for example, former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company,

directors, officers, affiliates).

In addition, please add risk factor disclosure that the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

<u>Signatures, page II-6</u>

2.   Please revise your signature page to have your principal financial officer, as well as your principal accounting officer or controller, sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she signed. For guidance, please refer to the signature requirements in Form F-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Marc Thomas at (202) 551-3452 or Cara Lubit at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Meng Ding, Esq.